P,E, 2/1/02


02017005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


RECEIVED
FEB 22 2002
143

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of The Securities Act of 1934

For the Month of February, 2002

BANCA QUADRUM, S.A.
(Exact Name of the Registrant as specified in Chapter)

QUADRUM BANK S.A
(Translation of Registrant's Name into English)

Torre Quadrum Blvd. Manuel Ávila Camacho No 76.
Colonia Lomas de Chapultepec
CP 11010 México DF
(Address of Principal Office)

Indicate By Check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g3-2(b) under the Securities Exchange Act of 1934

Yes _____ No _X_

EXHIBITS

Attached as an exhibit of this Forma 6-K is the Following:

1. **Copy of press release issued by Banca Quadrum, S.A. on February, 2002**

Banca Quadrum Announces Second Call for Shareholders' Meeting

Mexico City, February 18, 2002 Banca Quadrum, S.A. announced that its Board of Directors has issued a second call for a general ordinary and extraordinary shareholders' meeting scheduled to be held at 10:00 a.m., local time, on February 28, 2002, at the Company's office, located at Boulevard Manuel Avila Camacho No. 76, Second Floor, Colonia Lomas de Chapultepec, 11010 Mexico, D.F. The shareholders' meeting was originally scheduled for February 15, 2002, but it was adjourned since the required quorum of shareholders was not represented at the meeting. If the required quorum of shareholders is again not represented at the meeting, no subsequent meeting will be called and the Company's authorization to operate as a Mexican bank will be revoked and the Company will be liquidated in accordance with Mexican law.

On May 3, 2001, the Mexican Stock Exchange suspended trading of the Company's shares due to the Company's failure to file its annual report for the calendar year ended December 31, 2000 with the Mexican Banking and Securities Commission as required by Mexican corporate law. Mexican banking authorities took control of the Company on August 21, 2001 due to their concerns about the adequacy of the Company's capital.

During August 2001, Nasdaq delisted the Company's American Depositary Shares due to the Company's failure to file its annual report for the calendar year ended December 31, 2000 on Form 20-F with the Securities and Exchange Commission as required by NASD Marketplace Rule 4310(c)(14).

At the meeting, shareholders will be asked to review and approve (i) the Board of Director's annual report and the Company's audited financial statements for the calendar year ended December 31, 2000 and (ii) the Company's unaudited financial statements for the period January 1, 2001 through November 30, 2001. The Company's financial statements reflect total capital losses in the amount of 733,886 thousands of Mexican pesos (approximately U.S. $79.2 million). Shareholders will also be asked to (i) approve the Company's total capital losses and (ii) consider a proposal to raise 918,875 thousands of Mexican pesos (approximately U.S. $99.1 million) in new capital for the Company. If shareholders do not vote in favor of the proposal to raise new capital, or if shareholders vote in favor of the proposal to raise new capital but the Company is unable to raise sufficient new capital, the Company's authorization to operate as a Mexican bank will be revoked and the Company will be liquidated in accordance with Mexican law.

For further information about the shareholders' meeting, please contact Ernesto Rodriguez, Investor Relations Unit, Banca Quadrum, S.A. at 52-55-5284-5693 or e-mail erodrigu@quadrum.com.mx.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to by signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18th, 2002



By:__________________________
Name: Ignacio Nuñez
Title: Intervening Manager